[Letterhead of GTSI]

September 8, 2005

BY EDGAR AND FACSIMILE

Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:  GTSI Corp.’s Form 10-Q for the Fiscal Quarter
Ended June 30, 2005, File No. 000-19394

Dear Mr. Krikorian:

On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated August 23, 2005 regarding the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005 filed with the Commission on August 9, 2005, as amended by Form 10-Q/A filed on August 22, 2005 (“Form 10-Q”). To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s responses.

Item 4. Controls and Procedures, page 22

1.  We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Tell us how you considered Section II.F.4 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http:/www.sec.gov/rules/final/33-8238.htm.  In this regard, please [clarify], if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls are effective at that reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

In the Company’s preparation of Item 4, Controls and Procedures, management considered SEC Release 33-8238 as a whole and the requirements in Regulation S-K, Item 307 and 308 (c).  The first paragraph in Part I, Item 4 of Form 10-Q was intended to fulfill the requirement of Item 307 Disclosure Controls and Procedures. In this paragraph the Company states that the CEO and CFO have concluded that GTSI’s disclosure controls and procedures are effective.  As detailed in the Company’s second response below, Management has implemented a number of procedures in the past year designed to ensure that information is processed, accumulated and communicated to the CEO and CFO, and reported in a timely manner.  It was never Management’s intention to qualify the effectiveness of the Company’s disclosure controls at a “reasonable assurance” level; instead Management sought to inform readers of the inherent reasonable assurance level included in internal control over financial reporting.

Rules 13a-15(e) and (f) of the Exchange Act and Section II.D. of SEC Release 33-8238 distinguish between (1) disclosure controls and procedures and (2) internal control over financial reporting as two distinct sets of controls.  As such, Management believes that its statements in the first paragraph of Part I, Item 4 regarding disclosure controls and procedures are in compliance with the requirements of Item 307 of Regulation S-K and Section II.F.4.  In consideration of Section II.F.4., Management did not make a statement in the first paragraph about reasonable assurance.

The remaining paragraphs in Part I, Item 4 of Form 10-Q were meant to address the requirement set forth in Item 308 (c), Changes in Internal Control Over Financial Reporting. The statement referred to above regarding reasonable assurance was included in a separate paragraph related to the Company’s internal control over financial reporting.  Management also believes that its statements in Part I, Item 4, paragraphs two through five, regarding internal control over financial reporting are in compliance with the requirements of Item 308 (c) of Regulation S-K and Section II.F.4.

As Management understands that it might not be as clear in Part I, Item 4 of the Form 10-Q whether the Company is discussing disclosure controls and procedures, or internal controls over financial reporting, the Company will revise the language of this section in future periodic reports filed with the SEC to be more specific.

2.  We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Tell us how your officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

The Company takes the disclosure controls and procedure provisions of the Exchange Act very seriously. In the past year, the Company has taken a number of steps to enhance, formalize and document its disclosure controls and procedures (“Disclosure Controls”). These steps included:

1.             The hiring of a licensed CPA with 12 years of professional experience to fill a newly created full-time management position: SEC Reporting Manager,

2.             The quarterly compilation of a Disclosure Control Binder, including the creation of a Disclosure Control and Procedures Checklist (the “Checklist”) and supporting documentation,

3.             The formation of a Disclosure Committee comprised of the Corporate Controller, Assistant Controller, SEC Reporting Manager and leaders from the following departments: legal, investor relations, internal audit, sales, contracts, information technology, leasing and purchasing; and

4.             The CEO and CFO obtaining sub-certification letters from members of the executive team.

Specific to the quarter ended June 30, 2005, the following Disclosure Controls assured the accumulation and communication of information to GTSI’s officers in a timely manner:

1.             Management created a detailed timeline scheduling events related to the quarterly earnings release, conference call and periodic filing with the SEC on Form 10-Q.

2.             Members of the Disclosure Committee met on July 14, 2005 to discuss any significant or material items within their departments or of which they otherwise had knowledge and reached consensus on which items to recommend to the CEO and CFO for disclosure.

3.             Several days prior to the meeting, as set forth in the Disclosure Committee Charter, a 25 item questionnaire was sent to each member with examples of topics to consider.

4.             Meetings and discussions were held to determine whether there were any changes in internal control over financial reporting during the quarter that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting. The outcome of these information exchanges resulted in the conclusion that the Company’s ERP implementation was at least reasonably likely to materially affect the Company’s internal controls over financial reporting. Management prepared a statement to disclose this fact in Part I, Item 4 of the Company’s Form 10-Q.

5.             The Disclosure Controls listed in the Checklist were completed and Management compiled the supporting documentation in the Disclosure Control Binder. Actions listed in the Checklist included:

a.     Obtained sub-certifications from executive leaders;

b.     Monthly financial reviews were prepared by Finance Department and presented to the officers and senior leaders of the Company;

c.     Management and external auditors met with the Audit Committee of the Board of Directors to discuss quarterly results and address any questions or concerns;

d.     Obtained a written summary of significant legal proceedings and activities during the quarter;

e.     Researched whether there were any new accounting pronouncements or SEC rules becoming effective or requiring disclosure;

f.      All minutes of the Board of Directors meetings occurring during (or subsequent to) the quarter were examined to identify any necessary disclosures;

g.     Completed a 50-page Interim Financial Reporting Disclosure Checklist provided by the External Auditors; and

h.     CEO confirmed that the CFO had been briefed on any and all material items, proposals and transactions during the quarter.

6.             Disclosure Committee Chairman met with CEO, CFO and General Counsel on July 22, 2005 to discuss the items recommended by the Committee for disclosure. The CEO and CFO approved all disclosure recommendations.

7.             A draft of Form 10-Q was prepared, including all recommended and approved disclosures, the changes in internal control over financial reporting occurring during the quarter as a result of the ERP implementation, as well as all disclosures prescribed by GAAP. This draft was circulated to the members of the Audit Committee, Management, external auditors, the Corporate Controller and Assistant Controller for review. All comments from these reviews were considered and, where appropriate were incorporated into the Form 10-Q as necessary.

8.             Prior to the filing of Form 10-Q, the Corporate Controller met with the CEO and CFO to determine whether any subsequent events had occurred since the balance sheet date which required disclosures. The group identified the amendment to the Company’s Credit Facility as such an event and prepared the necessary disclosure to be included in Form 10-Q.

While the Company is not aware of any specific SEC regulation requiring Management to state in its periodic reports that information is accumulated and communicated to the CEO/CFO in addition to being processed and timely reported, the Company does acknowledge that other registrants in its industry have included such language in their SEC filings. Therefore, the Company will modify the wording in Part I, Item 4 in future periodic reports filed with the SEC as follows:

As of the end of the period covered by this report, management performed an evaluation, with the participation of GTSI’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rules13a-15(e) or 15d – 15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) is accumulated and communicated to GTSI’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

If you have any questions regarding these matters, please contact the undersigned at (703) 502-2199.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn
Senior Vice President and
Chief Financial Officer